November 28, 2011

US Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

Re:         Electric Tractor Inc.
Registration Statement on Form S-1
Filed December 2, 2010 as amended November 30, 2009, March 15,2011 and March 23, 2011
File No. 333-170932

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("Rule 477"), the Company hereby applies for the immediate withdrawal of the above referenced Registration Statement together with all exhibits and amendments thereto. Market conditions make it unfeasible for the company to proceed with the Registration Statement. The Company is not required to be registered under Section 12 of the Act.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

Very Truly Yours,

By:   /s/ Richard Zirger
Richard Zirger
President
Electric Tractor, Inc.